Goldman Sachs & Co. LLC
200 West Street,
New York, New York 10282-2198

December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Attention: Christopher Dunham

Re:	Sculptor Acquisition Corp I
Registration Statement on Form S-1, as amended
Originally filed October 15, 2021
File No. 333-260302

Dear Mr. Dunham:

In connection with the Registration Statement on Form S-1 of Sculptor Acquisition Corp I, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Eastern Time, on December 8, 2021, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 2,250 copies of the Preliminary Prospectus dated November 19, 2021 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director